UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-8F


I.   GENERAL  IDENTIFYING  INFORMATION

1. REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE INSTRUCTION 1 ABOVE):

     [ ]    MERGER

     [X]    LIQUIDATION

     [ ]    ABANDONMENT OF REGISTRATION
               (NOTE: ABANDONMENTS OF REGISTRATION ANSWER ONLY QUESTIONS 1 THROUGH 15, 24 AND 25 OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

     [ ]    ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
               (NOTE: BUSINESS DEVELOPMENT COMPANIES ANSWER ONLY QUESTIONS 1 THROUGH 10 OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

2.   NAME OF FUND: NATIONWIDE ASSET ALLOCATION TRUST

3.   SECURITIES AND EXCHANGE COMMISSION FILE NO.: 811-07805

4.   IS THIS AN INITIAL FORM N-8F OR AN AMENDMENT TO A PREVIOUSLY FILED FORM
     N-8F?

     [X]    INITIAL             [ ]    AMENDMENT
            APPLICATION

5. ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (INCLUDE NO. & STREET, CITY, STATE, ZIP CODE):

                                             THREE NATIONWIDE PLAZA
                                             COLUMBUS, OHIO 43215

6. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL THE COMMISSION STAFF SHOULD CONTACT WITH ANY QUESTIONS REGARDING THIS FORM:

                                             MS. ELIZABETH A. DAVIN, ESQ.
                                             ONE NATIONWIDE PLAZA, 1-35-13
                                             COLUMBUS, OHIO 43216
                                             614/249-2019

7. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL OR ENTITY RESPONSIBLE FOR MAINTENANCE AND PRESERVATION OF FUND RECORDS IN ACCORDANCE WITH RULES 31A-1 AND 31A-2 UNDER THE ACT [17 CFR 270.31A-1, .31A-2]:

                                             GERALD J. HOLLAND
                                             1200 RIVER ROAD
                                             CONSHOHOCKEN, PA 19428
                                             484/530-1529

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   CLASSIFICATION OF FUND (CHECK ONLY ONE):

     [X]    MANAGEMENT COMPANY;

     [ ]    UNIT  INVESTMENT  TRUST;  OR

     [ ]    FACE-AMOUNT  CERTIFICATE  COMPANY.


9.   SUBCLASSIFICATION IF THE FUND IS A MANAGEMENT COMPANY (CHECK ONLY ONE):
     [X]    OPEN-END            [ ]    CLOSED-END

10. STATE LAW UNDER WHICH THE FUND WAS ORGANIZED OR FORMED (E.G., DELAWARE, MASSACHUSETTS):
                         OHIO

11. PROVIDE THE NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF THE FUND (INCLUDING SUB-ADVISERS) DURING THE LAST FIVE YEARS, EVEN IF THE FUND'S CONTRACTS WITH THOSE ADVISERS HAVE BEEN TERMINATED:

          NATIONWIDE ADVISORY SERVICES, INC.          VILLANOVA SA CAPITAL TRUST
          5475  RINGS  ROAD,  ATRIUM  II              1200  RIVER  ROAD
          DUBLIN,  OHIO  43017                        CONSHOHOCKEN,  PA  19428

12. PROVIDE THE NAME AND ADDRESSES OF EACH PRINCIPAL UNDERWRITER OF THE FUND DURING THE LAST FIVE YEARS, EVEN IF THE FUND'S CONTRACTS, WITH THOSE UNDERWRITERS HAVE BEEN TERMINATED:

                         N/A

13.  IF THE FUND IS A UNIT INVESTMENT TRUST ("UIT") PROVIDE:

     (A)     DEPOSITOR'S  NAME(S)  AND  ADDRESS(ES):

     (B)     TRUSTEE'S  NAME(S)  AND  ADDRESS(ES):


14. IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (E.G., AN INSURANCE COMPANY SEPARATE ACCOUNT)?

     [ ]     YES          [X]     NO

     IF  YES,  FOR  EACH  UIT  STATE:

               NAME(S):

               FILE NO.: 811-_______

               BUSINESS ADDRESS:

15. (A) DID THE FUND OBTAIN APPROVAL FROM THE BOARD OF DIRECTORS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

          [X]     YES           [ ]     NO

     IF YES, STATE THE DATE ON WHICH THE BOARD VOTE TOOK PLACE;

                         DECEMBER  15,  2000

          IF  NO,  EXPLAIN:

     (B) DID THE FUND OBTAIN APPROVAL FROM THE SHAREHOLDERS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

          [  ]     YES          [X]     NO

     IF YES, STATE THE DATE ON WHICH THE SHAREHOLDER VOTE TOOK PLACE;

     IF NO, EXPLAIN: A MAJORITY OF THE ASSETS WERE MOVED OUT OF THE FUNDS BY NATIONWIDE LIFE INSURANCE COMPANY SEPARATE ACCOUNTS, AS PERMITTED UNDER THEIR VARIABLE INSURANCE CONTRACTS. THE REMAINING SEED MONEY WAS REMOVED ON JULY 20, 2001 IN FULL LIQUIDATION.


II. DISTRIBUTIONS TO SHAREHOLDERS

16. HAS THE FUND DISTRIBUTED ANY ASSETS TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER OR LIQUIDATION?

          [X]     YES           [  ]     NO

     (A)  IF YES, LIST THE DATE(S) ON WHICH THE FUND MADE THOSE DISTRIBUTIONS:
                         JULY  20,  2001

     (B)  WERE THE DISTRIBUTIONS MADE ON THE BASIS OF NET ASSETS?

          [X]     YES           [  ]     NO

     (C)  WERE THE DISTRIBUTIONS MADE PRO RATA BASED ON SHARE OWNERSHIP?

          [X]     YES           [  ]     NO

     (D) IF NO TO (B) OR (C) ABOVE, DESCRIBE THE METHOD OF DISTRIBUTIONS TO SHAREHOLDERS. FOR MERGERS, PROVIDE THE EXCHANGE RATIO(S) USED AND EXPLAIN HOW IT WAS CALCULATED:

     (E)  LIQUIDATIONS ONLY:

          WERE ANY DISTRIBUTIONS TO SHAREHOLDERS MADE IN KIND?

          [ ]     YES           [X]     NO

          IF YES, INDICATE THE PERCENTAGE OF FUND SHARES OWNED BY AFFILIATES, OR ANY OTHER AFFILIATION OF SHAREHOLDERS:

17.  CLOSED-END FUNDS ONLY:

          HAS THE FUND ISSUED SENIOR SECURITIES?

          [  ]     YES          [  ]     NO


          IF YES, DESCRIBE THE METHOD OF CALCULATING PAYMENTS TO SENIOR SECURITY HOLDERS AND DISTRIBUTIONS TO OTHER SHAREHOLDERS:

18.  HAS THE FUND DISTRIBUTED ALL OF ITS ASSETS TO THE FUND'S SHAREHOLDERS?

          [X]     YES           [  ]     NO

     IF  NO,

     (A) HOW MANY SHAREHOLDERS DOES THE FUND HAVE AS OF THE DATE THIS FORM IS FILED?

     (B)  DESCRIBE THE RELATIONSHIP OF EACH REMAINING SHAREHOLDER TO THE FUND:

19. ARE THERE ANY SHAREHOLDERS WHO HAVE NOT YET RECEIVED DISTRIBUTIONS IN COMPLETE LIQUIDATION OF THEIR INTERESTS?

     [  ]     YES          [X]     NO

     IF YES, DESCRIBE BRIEFLY THE PLANS (IF ANY) FOR DISTRIBUTING TO, OR PRESERVING THE INTERESTS OF, THOSE SHAREHOLDERS:


III. ASSETS AND LIABILITIES

20. DOES THE FUND HAVE ANY ASSETS AS OF THE DATE THIS FORM IS FILED? (SEE QUESTION 18 ABOVE)

     [  ]     YES          [X]     NO

     IF  YES,

     (A) DESCRIBE THE TYPE AND AMOUNT OF EACH ASSET RETAINED BY THE FUND AS OF THE DATE THIS FORM IS FILED:

     (B)  WHY HAS THE FUND RETAINED THE REMAINING ASSETS?

     (C)  WILL THE REMAINING ASSETS BE INVESTED IN SECURITIES?

     [  ]     YES          [  ]     NO

21. DOES THE FUND HAVE ANY OUTSTANDING DEBTS (OTHER THAN FACE-AMOUNT CERTIFICATES IF THE FUND IS A FACE-AMOUNT CERTIFICATE COMPANY) OR ANY OTHER LIABILITIES?

     [  ]     YES          [X]     NO

     IF  YES,

     (A)  DESCRIBE THE TYPE AND AMOUNT OF EACH DEBT OR OTHER LIABILITY:

     (B) HOW DOES THE FUND INTEND TO PAY THESE OUTSTANDING DEBTS OR OTHER LIABILITIES?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (A) LIST THE EXPENSES INCURRED IN CONNECTION WITH THE MERGER OR LIQUIDATION:

         (I) LEGAL EXPENSES: $ 2,901.50

         (II) ACCOUNTING EXPENSES: NONE

         (III) OTHER EXPENSES (LIST AND IDENTIFY SEPARATELY):

         (IV) TOTAL EXPENSES (SUM OF LINES (I)-(III) ABOVE): $ 2,901.50

     (B) HOW ARE THOSE EXPENSES ALLOCATED?

     (C) WHO PAID THOSE EXPENSES?

                         VILLANOVA  SA  CAPITAL  TRUST

     (D) HOW DID THE FUND PAY FOR UNAMORTIZED EXPENSES (IF ANY)?

               VILLANOVA SA CAPITAL TRUST PAID VIA CHECK / WIRED OUT OF ITS GENERAL REVENUE

23. HAS THE FUND PREVIOUSLY FILED AN APPLICATION FOR AN ORDER OF THE COMMISSION REGARDING THE MERGER OR LIQUIDATION?

     [  ]     YES          [X]     NO


     IF YES, CITE THE RELEASE NUMBERS OF THE COMMISSION'S NOTICE AND ORDER OR, IF NO NOTICE OR ORDER HAS BEEN ISSUED, THE FILE NUMBER AND DATE THE APPLICATION WAS FILED:

V. CONCLUSION OF FUND BUSINESS

24.  IS THE FUND A PARTY TO ANY LITIGATION OR ADMINISTRATIVE PROCEEDING?

     [  ]     YES          [X]     NO

     IF YES, DESCRIBE THE NATURE OF ANY LITIGATION OR PROCEEDING AND THE POSITION TAKEN BY THE FUND IN THAT LITIGATION:

25. IS THE FUND NOW ENGAGED, OR INTENDING TO ENGAGE, IN ANY BUSINESS ACTIVITIES OTHER THAN THOSE NECESSARY FOR WINDING UP ITS AFFAIRS?

     [  ]     YES          [X]     NO

     IF  YES,  DESCRIBE  THE  NATURE  AND  EXTENT  OF  THOSE  ACTIVITIES:

VI. MERGERS ONLY

26.  (A)  STATE THE NAME OF THE FUND SURVIVING THE MERGER:

     (B)  STATE THE INVESTMENT COMPANY ACT FILE NUMBER OF THE FUND SURVIVING THE
          MERGER:
                         811-

     (C) IF THE MERGER OR REORGANIZATION AGREEMENT HAS BEEN FILED WITH THE COMMISSION, STATE THE FILE NUMBER(S), FORM TYPE USED AND DATE THE AGREEMENT WAS FILED:

     (D) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED WITH THE COMMISSION, PROVIDE A COPY OF THE AGREEMENT AS AN EXHIBIT TO THIS FORM


                                  VERIFICATION

          THE UNDERSIGNED STATES THAT (I) SHE HAS EXECUTED THIS FORM N-8F APPLICATION FOR AN ORDER UNDER SECTION 8(F) OF THE INVESTMENT COMPANY ACT OF 1940 ON BEHALF OF NATIONWIDE ASSET ALLOCATION TRUST, (II) SHE IS THE ASSISTANT SECRETARY OF NATIONWIDE ASSET ALLOCATION TRUST, AND (III) ALL ACTIONS BY SHAREHOLDERS, DIRECTORS, AND ANY OTHER BODY NECESSARY TO AUTHORIZE THE UNDERSIGNED TO EXECUTE AND FILE THIS FORM N-8F APPLICATION HAVE BEEN TAKEN. THE UNDERSIGNED ALSO STATES THAT THE FACTS SET FORTH IN
     THIS FORM N-8F APPLICATION ARE TRUE TO THE BEST OF HER KNOWLEDGE, INFORMATION AND BELIEF.

                                   /s/  ELIZABETH  A.  DAVIN,  ESQ.
                                        ELIZABETH  A.  DAVIN,  ESQ.